Richard A. Kline 650.752.3139 rkline@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025 T: 650.752.3100 F: 650.853.1038

CONFIDENTIAL TREATMENT REQUESTED

BY ATLASSIAN CORPORATION PLC

**REDACTED VERSION**

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR AND HAVE BEEN SUBMITTED SEPARATELY TO THE STAFF. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS PURSUANT TO 17 C.F.R. § 200.83. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK ‘‘[**]’’.

November 18, 2015

Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Re:                             Atlassian Corporation Plc

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted October 30, 2015

Registration Statement on Form F-1

Filed November 9, 2015

CIK No. 0001650372

Dear Mr. Crispino:

This letter is submitted on behalf of Atlassian Corporation Plc (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Confidential Draft Registration Statement on Form F-1 submitted on October 30, 2015 (the “Draft Registration Statement”) and Registration Statement on Form F-1 filed on November 9, 2015 (the “Registration Statement”), as set forth in your letter dated November 13, 2015 addressed to Michael Cannon-Brookes and Scott Farquhar, Co-Chief Executive Officers of the Company (the “Comment Letter”).  The Company is concurrently filing an Amended Registration Statement (the “Amended Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

CONFIDENTIAL TREATMENT REQUESTED

BY ATLASSIAN CORPORATION PLC

Mr. Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

November 18, 2015

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amended Registration Statement.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of an unredacted copy of this letter and the Amended Registration Statement (marked to show changes from the Registration Statement).

Prospectus Summary

Overview, page 1

1.                                      We note your response to prior comment 6 and your revised disclosures on page 64 where you explain the difference between the number of organizations that use your products and the number of customers. Please revise to move this discussion to the Prospectus Summary where you first disclose these measures. Similarly, please revise your discussion of monthly active users here to clearly define how it is calculated, clarify that the measure does not directly correlate to revenues, and explain why it is useful.

RESPONSE:  In response to the Staff’s comment, the Company has revised page 2 of the Amended Registration Statement to (i) explain the difference between the number of organizations that use the Company’s products and the number of customers and (ii) define how monthly active users is calculated, clarify that the measure does not directly impact the Company’s results of operations, and explain why it is useful for investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 58

2.                                      We note your response to prior comment 5. Revise your disclosure to briefly explain why prior period information for the referenced measures is not being provided and to note that at this time the company does not intend to include comparative disclosure regarding these metrics in future filings.

CONFIDENTIAL TREATMENT REQUESTED

BY ATLASSIAN CORPORATION PLC

Mr. Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

November 18, 2015

RESPONSE:  In response to the Staff’s comment, the Company has revised page 64 of the Amended Registration Statement to explain why comparative prior period information for the referenced measures is not being provided and to note that, at this time, the Company does not intend to include comparative disclosure regarding these metrics in future filings.

3.                                      We note your response to prior comment 7 and your revised disclosure on page 62 of the quarterly net expansion rate. Please tell us why your calculations exclude reduced usage within a customer and tell us how such calculation will ever result in a net expansion rate of less than 100%. Also, please explain to us why you believe this information, as calculated, is meaningful to investors. In your response, please provide us with the quarterly expansion rate for each period, which you indicate is calculated based on the year-over-year growth in quarterly spending by customers that were paying customers during the same quarter in the prior period and therefore, does not appear to be adjusted for reduced usage.

RESPONSE:  The Company advises the Staff that quarterly net expansion rate is inclusive of reduced usage with a customer or the loss of a customer since the previous period. The Company measures quarterly net expansion rate as the total spend by cohort group year over year, so the individual customer spend within a cohort could be higher or lower than the previous year. In addition, other factors may contribute to reduced spend year over year which are incorporated in the quarterly net expansion rate. For example, a customer which purchased the Company’s Server products for the first time in a year would only pay 50% on maintenance in the second year, and therefore, assuming no additional purchases by that customer, that customer’s total spend would decrease year over year, despite no decrease in their usage of the Company’s products.

In response to the Staff’s comment, the Company has revised page 62 of the Amended Registration Statement to clarify that net expansion rate includes reduced usage within a customer.

In addition, the Company supplementally advises the Staff that its approximate quarterly net expansion rate in each period presented in the Quarterly Results of Operations table was as follows:

CONFIDENTIAL TREATMENT REQUESTED

BY ATLASSIAN CORPORATION PLC

Mr. Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

November 18, 2015

Three Months Ended	Quarterly Net Expansion Rate
September 30, 2013	[**](1)
December 31, 2013	[**](2)
March 30, 2014	[**](3)
June 30, 2014	[**](4)
September 30, 2014	[**](5)
December 31, 2014	[**](6)
March 30, 2015	[**](7)
June 30, 2015	[**](8)
September 30, 2015	[**](9)

Results of Operations

Fiscal Years Ended June 30, 2014 and 2015

Income tax benefit (expense), page 76

4.                                      We note your response to prior comment 9. Please expand your disclosures to explain what non-assessable, non-operating items relate to as described in your response.

RESPONSE:  In response to the Staff’s comment, the Company has revised pages 73, 77 and 80 of the Amended Registration Statement to explain what non-assessable, non-operating items relate to in further detail and to explain why this caused difference in the tax rates.

Critical Accounting Policies and Estimates

Company Share and RSU Valuations, page 91

5.                                      Once you have an estimated offering price, please provide us an analysis explaining the reasons for any significant differences between recent valuations of your common stock leading up to the IPO and the estimated offering price. We may have additional comments on your accounting for your equity issuances based on your response.

(1)-(9)  [**] — Confidential Treatment requested by Atlassian Corporation Plc.

CONFIDENTIAL TREATMENT REQUESTED

BY ATLASSIAN CORPORATION PLC

Mr. Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

November 18, 2015

RESPONSE:  In response to the Staff’s comment, the Company undertakes to provide the Staff with the estimated offering price range once available, and, to the extent the price range differs materially from recent valuations used to calculate share-based payment expense, will provide the Staff with an analysis explaining the reasons for any significant differences between such recent valuations and the estimated offering price.

[Signature Page Follows]

CONFIDENTIAL TREATMENT REQUESTED

BY ATLASSIAN CORPORATION PLC

Mr. Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

November 18, 2015

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3139.

Sincerely,

/s/ Richard A. Kline

Richard A. Kline

cc:	Barbara C. Jacobs, Securities and Exchange Commission
Ivan Griswold, Securities and Exchange Commission
Eiko Yaoita-Pyles, Securities and Exchange Commission
Kathleen Collins, Securities and Exchange Commission
Michael Cannon-Brookes, Atlassian Corporation Plc
Scott Farquhar, Atlassian Corporation Plc
Murray Demo, Atlassian Corporation Plc
Tom Kennedy, Atlassian Corporation Plc
Anthony McCusker, Goodwin Procter LLP
An-Yen Hu, Goodwin Procter LLP
David Peinsipp, Cooley LLP
Dane Wall, Ernst & Young LLP